FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

February 9, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 9, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer commences winter drilling program at it’s Livengood Gold Project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the start of the winter drilling program at its Livengood Gold Project, near Fairbanks, Alaska.  The reverse circulation drill program is scheduled to complete 35 infill drill holes totalling 6-7,000 metres within key infill and step out zones adjacent to and within the known mineralized zone (Figure 1).  These areas are bordered by drill holes within the higher grade (+1 g/t gold) core zone of the deposit (see NR09-02).

Following the return of the winter drilling program results in mid-Q2, the Issuer will complete an updated resource estimate which will form the basis of an initial Preliminary Economic Analysis of the deposit, anticipated to be completed by mid Q3 of 2009.  The 2009 summer drilling program is scheduled to commence in June (Figure 1) and is designed to further expand the deposit, as well as test the deep high-grade feeder targets.  The Issuer will continue with its monthly release of drill results beginning in March, 2009 and extending through the year.

Figure 1

Results at Year-end 2008 (N.I. 43-101 Compliant)

The most recent resource estimate for the Livengood Project (announced January 28, 2009) incorporates all of the 2008 drilling (a total of 183 core and reverse circulation holes) and trenching (totalling over 41,063 metres).  The updated indicated gold resource is 128.6 M/t at an average grade of 0.83 g/t (3.41M ounces gold) and inferred resource of 142.1 M/t at an average grade of 0.74 g/t (3.39M ounces gold), based on a cut off grade of 0.50 g/t gold (Table 1).  This updated estimate represents a 70% increase of the gold resource from the previous estimate (as at September 27, 2008) reported on October 29, 2008 (NR08-22).

The expansion of the deposit over the past 12 months incorporates the discovery of the larger and higher grade Core Zone area in the Money Knob target.  The Livengood Gold Deposit remains open for expansion in all directions.  The Core Zone area has an estimated indicated gold resource of 68.8 M/t at an average grade of 1.03 g/t gold (2.28M ounces) and an estimated inferred gold resource of 65.2 M/t at an average grade of 0.93 g/t gold (1.95M ounces) based on a cut off grade of 0.70 g/t gold.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

Table 1

2008 Year-end Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.50	128.6	0.83	3.41
Inferred	0.50	142.1	0.74	3.39

The new data also illustrates the rapid expansion of the higher grade component of the deposit with a 65% increase in ounces at the 0.7 g/t cut off (Table 2).

Table 2

2008 Year-end Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.70	68.8	1.03	2.28
Inferred	0.70	65.2	0.93	1.95

The overall deposit at a 0.3 g/t cut off, which is a more typical cut off for large bulk tonnage heap leach deposits, has expanded approximately 53% (Table 3).

Table 3

2008 Year-end Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.30	223.4	0.64	4.60
Inferred	0.30	279.4	0.57	5.12

Readers are cautioned that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Livengood Project Highlights

      The new resource estimate for the Livengood Deposit makes it one of the largest new gold discoveries made globally over the past decade.
      Numerous holes on the edge of the current drill pattern and holes drilled as significant step outs (several hundred metres) have returned thick +1 g/t gold intervals -- indicating significant expansion potential for the higher-grade Core Zone of the deposit to the northeast, southwest and south.
      Many of the holes completed in the second half of 2008 ended in significant mineralization, outlining the good potential for expanding the deposit at depth.
      The current drilling at Livengood only covers about 2 square kilometres of the Main Gold Target, which is approximately 12 square kilometres in area, offering excellent district scale exploration potential.
      Ongoing metallurgical studies continue to support the deposit’s potential for heap leach gold recovery.  Initial test work suggests that enhanced recoveries might be achieved with milling; these results are now being followed up with a series of milling tests.
      The geometry of the currently defined shallowly dipping, outcropping mineralized zone suggests a low strip, open pit mining potential.
      The project has a favourable logistical location and no major permitting hurdles have been identified to date.

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor; and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package that is primarily comprised of leased land from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marks the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major long-term exploration program to define what it anticipates is one of the world’s larger new gold deposits.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 9, 2009